(a)(1)(F)
Dear RCN Employee,
We are pleased to offer you the opportunity to take part in the RCN Corporation Stock Option Exchange Program.
Through this program, you will have the ability to exchange your existing RCN stock options for new RCN stock options.
You have been identified as having received a stock option grant from at least one of the following years: 2005-2008. As a result, you are eligible for this option exchange program. RCN’s exchange program will let you exchange these options for new options that have the potential for greater value in today’s market.
To participate or learn more about the program, log onto www.rcnoptionexchange.com. Use your company e-mail address (as the user name), your date of birth, and the last 4 digits of your social security number as the password.
You have until 11:59 PM Eastern time on August 12 to decide whether you would like to participate.
Thank you for your contributions to the success of RCN. If you have any questions, please call a Fidelity Stock Plan Services Representative at 1-800-544-9354, between the hours of 5 PM Sunday and midnight Friday Eastern time, excluding holidays of the New York Stock Exchange.
Sincerely,
/s/ Jessica Kaman

Jessica Kaman
VP & Treasurer
RCN
196 Van Buren Street, Suite 300, Herndon, VA 20170